Filed Pursuant to Rule 424(b)(3)
File Numbers [333-181361]

PROSPECTUS SUPPLEMENT NO. 3

ASSURED PHARMACY, INC.

2,292,067 shares of Common Stock

Prospectus Supplement No. 3
to Prospectus dated November 13, 2012

This Prospectus Supplement No. 3 supplements and amends our Prospectus dated November 13, 2012 as supplemented by Prospectus Supplement No. 1, dated February 8, 2013 and Prospectus Supplement No. 2, dated February 11, 2013.

This Prospectus Supplement No. 3 is being filed to include the information set forth in our Current Report on Form 8-K dated February 13, 2013, which we filed with the Securities and Exchange Commission on February 13, 2013 and is attached hereto.  This Prospectus Supplement No. 3 is not complete without, and may not be delivered or used except in connection with, the Prospectus and any supplements or amendments thereto.  This Prospectus Supplement No. 3 is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement No. 3 updates and supersedes the information contained in the Prospectus, including any supplements or amendments thereto.

Our Common Stock is quoted on the OTC:QB electronic quotation system under the symbol “APHY”. The last reported sale price of our Common Stock on February 7, 2013 was $0.50 per share.

See the “Risk Factors” section beginning on page 5 of the Prospectus for a discussion of certain risks that you should consider before investing in our securities.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement No. 3 is February 13, 2013.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  February 5, 2013

Assured Pharmacy, Inc.
(Exact name of registrant as specified in its charter)

Nevada	333-181361	98-0233878
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2595 Dallas Parkway, Suite 206, Frisco, Texas	75034
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:   (972) 668-7394

______________________________________________________________ (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.02   Unregistered Sales of Equity Securities.

On February 5, 2013, we entered into a Subscription Agreement (the “Subscription Agreement”) with one accredited investor (the “Investor”), pursuant to which we sold to the Investor an aggregate of 20 units (the “Units”) at a purchase price of $25,000 per Unit (the “Unit Price”) in an initial closing of a private placement (the “Private Placement”).  The aggregate purchase price we received from the sale of these Units was $500,000.  Each Unit consists of (a) 38,462 shares of our common stock, $0.001 par value per share (the “Common Stock”), with each share valued at $0.65, and (b) 38,462 warrants with an exercise period of three years. Each warrant entitles the holder to purchase additional shares of Common Stock at an initial exercise price of $0.90 per share (the “Warrants”), subject to certain ordinary anti-dilution adjustments. The Units include registration rights requiring the Company to cause the shares of Common Stock issuable upon exercise of the Warrants to be included in a registration statement that shall be filed within 45 days after the Final Closing Date.

As a result, we sold in the initial closing of the Private Placement a total of 769,240 shares of common stock and warrants to purchase 769,240 shares of common stock.  The Units were not sold through an underwriter, and accordingly there were no underwriting discounts or underwriting commissions involved. The Company did employ a placement agent for the purpose of the Private Placement, and has paid to the Placement Agent commissions in the amount of $15,000 and three year warrants to purchase 46,155 shares of Common Stock.

The Units offered and sold in connection with the initial closing of this Private Placement were in reliance on Section 4(2) of the Securities Act or 1933 (the “Securities Act”) or Rule 506 of Regulation D promulgated thereunder.  In connection with this Private Placement, we relied on the Investor’s written representations, including a representation that the Investor is an “accredited investor” as that term is defined in Rule 501(a) under the Securities Act.   The Investor also represented that they were acquiring the Units for investment only and not with a view toward resale or distribution. We requested our stock transfer agent to affix appropriate restrictive legends to the stock certificate issued to the Investor.  The Investor was given adequate access to sufficient information about us to make an informed investment decision.  Neither we nor anyone acting on our behalf offered or sold these Units by any form of general solicitation or general advertising.

The terms of the Private Placement triggered certain anti-dilution protections afforded to holders of the Company’s various classes of Preferred Stock and Convertible Debentures.  The Company reached an agreement with 100% of the holders of all of its Preferred Stock and all Convertible Debentures to (i) consent to the Private Placement, (ii) waive the “full ratchet” anti-dilution provisions of their securities in connection with the Private Placement and (iii) accept, as a partial ratchet anti-dilution adjustment, a decrease in the current conversion price of such Preferred Stock and Convertible Debentures as well as the current exercise price of the related warrants to $0.90 per share.  These agreements allowed the Company to complete the Private Placement without making certain anti-dilution adjustments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  February 13, 2013

ASSURED PHARMACY, INC., a Nevada corporation

By:	/s/ Robert DelVecchio
Name:	Robert DelVecchio
Title:	Chief Executive Officer